Exhibit 77D

Principal investment strategies  |  During normal market conditions, the Investment Grade Bond Fund (the “fund”) seeks to achieve its objective by investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a portfolio of U.S. and foreign investment grade fixed income instruments of varying maturities. Investment grade is defined as securities rated [BBB-] or better by Standard & Poor’s Rating Services or an equivalent rating by at least one other nationally recognized statistical rating organization or, for unrated securities, those that are determined to be of equivalent quality by the fund’s Portfolio Manager.  The average portfolio duration of the fund is expected to vary and may generally range anywhere from two to seven years based upon economic and market conditions.  The fund’s strategy is to actively allocate assets among market sectors. The fund expects to invest in a variety of fixed income securities including, but not limited to:

•	corporate debt securities of U.S. and non-U.S. issuers, including corporate commercial paper;
•	bank certificates of deposit;
•	debt securities issued by states or local governments and their agencies;
•	obligations of non-U.S. Governments and their subdivisions, agencies and government sponsored enterprises;
•	obligations of international agencies or supranational entities (such as the European Union);
•	obligations issued or guaranteed by the U.S. Government and its agencies;
•	mortgage-backed securities and asset-backed securities;
•	commercial real estate securities; and
•	floating rate instruments.

In addition, the fund may invest a portion of its assets in lower-rated corporate bonds and other fixed income securities that focus on delivering high income.

The fund’s strategy is to actively allocate assets among fixed income sectors. The fund may invest in instruments of any maturity but expects to typically invest in instruments with maturities shorter than 10 years.  The average portfolio duration of the fund is expected to vary and may generally range anywhere from two to seven years based upon economic and market conditions.  Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of a security's price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. Similarly, a fund with longer average portfolio duration will be more sensitive to changes in interest rates than a fund with shorter average portfolio duration.

The fund’s Portfolio Manager’s analysis of corporate and agency bonds may include consideration of a company’s experience and managerial strength, changing financial conditions, borrowing requirements or debt maturity schedules, and its responsiveness to changes in business conditions and interest rates. In addition, the Portfolio Manager may consider factors such as anticipated cash flow, company credit rating, interest or dividend coverage, asset coverage and earnings prospects. The fund may sell securities when the Portfolio Manager believes that they no longer meet the fund’s investment criteria.